Exhibit 12.1

HSN, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(unaudited)
	(In thousands, except ratios)
Income (loss) from continuing operations before income taxes	$163,603	$120,714	$(3,118,251)	$169,787	$212,742
Fixed charges:
Interest expense (a)	33,085	35,283	16,420	—	—
Estimated interest portion of rental expense	8,151	8,283	8,382	9,669	9,471

Total fixed charges	41,236	43,566	24,802	9,669	9,471
Income (loss) from continuing operations before income taxes and fixed charges	204,839	164,280	(3,093,449)	179,456	222,213
Ratio of earnings to fixed charges	4.97	3.77	(b )	18.56	23.46

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.
(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.
(b)	Income for the year ended December 31, 2008 was inadequate to cover fixed charges. Additional income of $3.1 billion would have been necessary to bring the respective ratio to 1.0.